Exhibit 99.1

SAFE-T GROUP LTD.

AMENDED AND RESTATED GLOBAL INCENTIVE PLAN

Effective from September 22, 2022

1.	Purpose

The purposes of this Plan are to enable the Company to link the compensation and benefits of individuals and entities providing services to the Company and/or its Affiliates with the success of the Company and with long-term shareholder value, by providing them with opportunities to acquire Shares, Restricted Share Units or Restricted Shares (as defined below) of the Company

Awards granted under the Plan to individuals and entities in various jurisdictions may be subject to specific terms and conditions for such grants as may be set forth in one or more separate appendices to the Plan, as may be approved by the Board of Directors of the Company from time to time.

2.	Definitions

2.1	Defined Terms.

Initially capitalized terms, as used in this Plan, shall have the meaning ascribed thereto as set forth below:

“Administrator”

means the Board, or a committee, to which the Board shall have delegated power to act on its behalf with respect to the Plan. Subject to the Articles of Association of the Company, as may be amended from time to time, the Administrator, if it is a committee, shall consist of such number of members (but not less than two (2)) as may be determined by the Board.

“Affiliate(s)”

Corporate entities which are currently or in the future related to the Company by way of common ownership or control, as such term is defined in section 32(9) of the Tax Ordinance, either directly or indirectly, either partially or entirely, including but not limited to any “employing company” and “employer” as defined in Section 102(a) of the Ordinance.

“Allocate” or “Allocated”	means the allocation of Awards, where applicable, by the Company to the Participant, or to the Trustee on behalf of a Participant (as the case may be).
“Award”	means any Option, Share, Restricted Share or Restricted Share Units.
“Award Letter”

means a letter from the Company to a Participant in which the Participant is notified of the decision to Grant to the Participant Awards according to the terms of the Plan. The Award Letter shall specify (i) the type of Award (ii) the Tax Provision under which the Award is Granted; (iii) the Tax Track that the Company chose according to Section 11 of the Plan (if applicable); (iv) the Exercise Price; and (v) the number of Awards Granted to the Participant; (vi) the Vesting Schedule (or settlement schedule thereof, if applicable); and (vii) any other terms the Company deems fit.

“Board”	means the board of directors of the Company

“Cause”

means, when used in connection with the termination of a Participant’s employment with, or service to the Company or an Affiliate, and forming the basis of such termination: (a) the definition ascribed to Cause in the individual employment agreement or services agreement between the Company and/or its Affiliate and the Participant, (b) if no such definition exists, then any one of the following, including, but not limited to: dishonesty toward the Company or Affiliate, insubordination, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, and conduct substantially prejudicial to the business of the Company or Affiliate; or, any substantial breach by the Participant of (i) his or her employment or service agreement or (ii) any other obligations toward Company or Affiliate. For the avoidance of doubt, it is clarified that the determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Board and shall be final and binding on the Participant.

“Change of Control”

means the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of a merger, consolidation, reorganization, or a sale or other disposition of Ordinary Shares of the Company, following which the owners of over 50% of the issued share capital of the Company no longer own shares in the Company.

“Company”	means Safe-T Group Ltd., a company incorporated under the laws of the State of Israel.
“Consultant”

Shall mean any person or entity, except an Employee, engaged by the Company or an Affiliate, in order to render services to such company, including any individual engaged by an entity providing services to the Company or an Affiliate as aforementioned, and is not entitled to receive Awards under Section 102.

“Controlling Shareholder”	A controlling shareholder of the Company as defined in section 32(9) of the Tax Ordinance, as amended from time to time.
“Date of Grant”

means the date on which Awards shall be deemed granted under the Plan, which shall be the date on which the Board approved the Grant of Award, or any future date determined as the effective date of a Grant of Award, if so expressly stated by the Administrator in its determination relating to the Grant of Award, unless additional approvals are required in order to effect the grant, in which case, unless otherwise determined by the Board, the Date of Grant shall be the date on which the last approval was received.

“Disability”	means total and permanent physical or mental impairment or sickness of a Participant, making it impossible for the Participant to continue such Participant’s employment with or service to the Company or Affiliate.

“Exercise” or “exercise”

means delivery of a Notice of Exercise and payment of the Exercise Price, provided that “Exercise”, “Exercised” and words of similar import, when referring to an Award that does not require exercise or that is settled upon vesting (such as may be the case with RSUs or Restricted Shares, if so determined in their terms), shall be deemed to refer to the vesting of such an Award (regardless of whether or not the wording included reference to vesting of such an Awards explicitly).

“Exercise Price”

means the consideration required to be paid by Participant in order to exercise an Option or to be issued an Underlying Share, as determined by the Board in its sole discretion.as determined by the Administrator in accordance with Section 7.1 below

“Fair Market Value”

means, as of any date, the value of an Ordinary Share of the Company determined as follows:

(i) If the Ordinary Shares are listed on any recognized Stock Exchange, the Fair Market Value shall be the closing sales price for such Ordinary Shares (or the closing bid, if no sales were reported), as quoted on such Stock Exchange for the last market trading day prior to the time of determination;

(ii) In the absence of any of the above, the Fair Market Value thereof shall be as determined in good faith by the Board.

For the avoidance of doubt, and where applicable, the above definition of Fair Market Value shall not apply for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance.

“Foreign Employee”	means an employee of a non-Israeli resident Affiliate or an employee of the Company who is not a Qualified Participant.
“Grant of Awards” or “Granted Awards”	means the grant of Awards by the Company to a Participant pursuant to an Award Letter issued to the Participant.
“Holding Period”

means with regard to Award granted under Section 102, the minimum period in which the Award granted to a Participant or, upon exercise or vesting thereof - the Underlying Shares, are to be held by the Trustee on behalf of the Participant, in accordance with Section 102, and pursuant to the Tax Track which the Company selects subject to the provisions of Section 102(g) of the Tax Ordinance.

“Israeli Participant/s”	means an Israeli resident who is an Employee, Consultant, officer or director of the Company or any Israeli resident Affiliate
“Law”	means the laws of the State of Israel as are in effect from time to time.

“Merger Transaction” or “Merger”

means any of the following: (i) a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; or (ii) a sale (including an exchange) of all or substantially all of the shares capital of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement including a purchase by a current shareholder of the Company (whether directly or indirectly) of all of the share capital of the Company not owned by such shareholder immediately prior to the acquisition; or (iii) a merger, consolidation or like transaction of the Company (resulting in a Change of Control) with another corporation, or into another corporation, including a reverse triangular merger; or (iv) any transaction in which substantially all assets of the Company are transferred or sold to a company or corporate entity in which the shareholders of the Company hold the same respective ownership stakes they are then holding in the Company [i.e. – transfer of assets to a ‘sister company’ of the Company.

“Notice of Exercise”	shall have the meaning set forth in Section 7.4 below.
“Option”	means an option to purchase one Share of the Company.
“Non-Qualified Participant”	means any Israeli Participant who is not qualified to receive Awards under the provisions of Section 102, on behalf of whom an Award is Granted pursuant to Section 3(i).
“Participant”

means a Qualified Participant, or a Non-Qualified Participant, or a Foreign Employee or a Consultant who has been granted, or will be granted, given the context of the respective provision, with an Award.

“Plan”	means this Share Incentive Plan, as may be amended from time to time.
“Qualified Participant”

an Israeli resident who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding a Controlling Shareholder, all in accordance with and subject to the provisions of Section 102 of the Tax Ordinance.

“Retirement”

means the termination of a Participant’s employment as a result of his or her reaching the earlier of (i) the age of retirement as defined by Law; or (ii) the age of retirement specified in the Participant’s employment agreement.

“Section 102”	means Section 102 of the Tax Ordinance.
“Section 102 Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.
“Section 3(i)” or “Section 3(i) Rules”	means section 3(i) of the Israeli Tax Ordinance and the applicable rules thereto or under applicable regulations.
“Share(s)”	means an Ordinary Share of the Company, no par value.
“Tax Ordinance”	means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders, or procedures promulgated thereunder.

“Tax Track”

means one of the three tax tracks described under Section 102, specifically: (1) the “Capital Gains Track Through a Trustee”; (2) “Income Tax Track Through a Trustee”; or (3) the “Income Tax Track Without a Trustee”; each as defined in Sections 11.1-11.3 of this Plan, respectively.

“Tax Provision”	means, with respect to the Grant of Awards, the provisions of one of the three Tax Tracks in Section 102, or the provisions of 3(i).
“Term of the Awards”	means, with respect to granted but unexercised Awards, the time period set forth in Section 9 below.
“Trustee”	means a Trustee appointed by the Company in accordance with Section 102 to hold in trust, Granted Awards, and the Underlying Shares, as the case may be, on behalf of Participants.
“Underlying Shares”	means Shares issued as Award, or to be issued upon exercise of Granted Awards all in accordance with the Plan.
“Vesting” or “vesting” and any words of similar import	means any terms and conditions determined in the Award Letter which must be fulfilled in order for an Option to become Exercisable or an Award to vest or be issued.

2.2	General.

Without derogating from the meanings ascribed to the capitalized terms above, all singular references in this Plan shall include the plural and vice versa, and reference to one gender shall include the other, unless otherwise required by the context.

3.	Shares Available for Awards

The total number of Underlying Shares reserved for issuance under the Plan and any modification thereof, shall be determined from time to time by the Board (subject to the receipt of any approval required under Law). Such number of Shares shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 4 below.

In the event that Awards Allocated under the Plan expire or forfeited or otherwise terminate in accordance with the provisions of the Plan, such expired or terminated or repurchased Awards shall become available for future grants and allocations under the Plan.

4.	Adjustments

4.1 Change in Capitalization. Subject to any required action by the shareholders of the Company, the number of Underlying Shares covered by each outstanding Awards, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, and the Exercise Price, if applicable, shall be proportionately and equitably adjusted for any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, combination, reorganization, reclassification, the payment of a stock dividend on the Shares or any other increase or decrease in the number of such Shares effected without receipt of consideration by the Company without changing the aggregate Exercise Price, provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding, and conclusive. Except as expressly provided herein, no issue by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding, and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made, with respect to the number or price of Shares subject to an Award.

4.2 Merger Transaction.

Unless otherwise determined by the Administrator and/or any other approval required under Law, in the event of a Merger Transaction, then: (i) any and all outstanding and unexercised and/or unvested Awards will be cancelled or repurchased (as applicable) for no consideration or for the Exercise Price if paid; (ii) the vested Awards shall be exchanged for the consideration received within the Merger Transaction by holders of Shares of the Company, subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the Merger Transaction in relation to the Shares of the Company; and (iii) Granted Awards and/or Underlying Shares issued upon exercise of the Awards shall be sold by or on behalf of the Participant in accordance with the terms of the Merger Transaction and the holder of such Shares shall sign any and all documents required in order to give effect to such treatment. In addition, the Administrator in its sole discretion (subject to the receipt of any approval required under Law) may decide:

(A)	If and how the unvested Granted Awards shall be exchanged, assumed, replaced, repurchased or accelerated;

(B)	If and how vested Awards shall be exercised, exchanged, assumed, replaced and/or sold by the Trustee or the Company (as the case may be) on the behalf of Participants, including determining that all un-exercised vested Awards shall be cancelled for no consideration upon a Merger Transaction;

(C)	How Granted Awards and/or Underlying Shares issued upon exercise of the Awards and held by the Trustee on behalf of Participants shall be replaced by the Trustee on behalf of the Participant; and

(D)	How any treatment of Granted Awards may be made subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the Merger Transaction in relation to the Shares of the Company.

In the case of assumption and/or substitution of Granted Awards, appropriate adjustments shall be made so as to reflect such action and all other terms and conditions of the Award Letter shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board, which determination shall be at its sole discretion and final. The grant of any substitutes for the Granted Awards to Participants further to a Merger Transaction, as provided in this section, shall be considered to be in full compliance with the terms of this Plan. The value of the exchanged Granted Awards pursuant to this section shall be determined in good faith solely by the Board, based on the Fair Market Value, and its decision shall be final and binding on all the Participants.

Without derogating from the above, in the event of a Merger Transaction the Board shall be entitled, at its sole discretion (subject to the receipt of any approval required under Law), to (i) determinate a blackout period in connection with the exercise of any Award; and (ii) require the Participants to exercise all vested Awards within a set time period and sell all of their Underlying Shares on the same terms and conditions as applicable to the other shareholders selling their Company’s Shares as part of the Merger Transaction. Each Participant acknowledges and agrees that the Board shall be entitled, subject to any applicable law, to authorize any one of its members to sign share transfer deeds in customary form in respect of the Underlying Shares held by such Participant and that such share transfer deed shall bind the Participant.

Despite the aforementioned and for the avoidance of any doubt, if and when the method of treatment of Granted Awards within the scope of a Merger Transaction, as provided above, will in the sole opinion of the Board prevent the consummation of the Merger Transaction, or materially risk the consummation of the Merger Transaction, the Board (subject to the receipt of any approval required under Law) may determine different treatment for different Granted Awards held by Participants such that not all Granted Awards will be treated equally within the scope of the Merger Transaction.

In the event that the Granted Awards shall be cancelled or repurchased upon the consummation of a Merger Transaction, the Company shall provide notice to such Participants in same manner as provided regarding the Merger Transaction to any other shareholders of the Company not represented in the Board. Such notice shall be sent to the last known address of the Participants according to the records of the Company. The Company shall not be under any obligation to ensure that such notice was actually received by the Participants.

Fraction of Shares - In any event that the Company will be required to issue to a Participant fraction of Shares pursuant to this Section 4, the Company will not issue fraction of Shares and the number of Shares shall be rounded down to the closest number of Shares.

For the purposes of this section, the Company’s calculation will be final, and the Participant shall have no claims or demands against the Company or anyone on its behalf.

4.3 [Reserved]

4.4 [Reserved]

4.5 Adjustment Due to a Change of Control: In the event of a Change of Control the Board shall be entitled, subject to the receipt of any approval required under Law, to apply any of the alternatives included in section 4.2 above as they deem appropriate in their sole and absolute discretion.

5.	Administration of the Plan

5.1	Power.

Subject to the Law, the Articles of Association of the Company, and any resolution to the contrary by the Board, the Administrator is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan (subject to the approval of the Board if such approval is required by Law) including, without limitation;

(A)	to determine:

(i)	the Participants in the Plan, the number of Awards to be Granted for each Participant’s benefit and the Exercise Price or Purchase Price;

(j)	the time or times at which Awards shall be Granted;

(k)	whether, to what extent, and under what circumstances an Award may be settled, canceled, forfeited, exchanged, or surrendered;

(l)	any terms and conditions in addition to those specified in the Plan under which an Award may be Granted;

(m)	any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the Plan;

(n)	the Exercise Price for any Allocated Award or the Exercise Price for any Allocated Award;

(o)	determine any other matter which is necessary or desirable for, or incidental to administration of this Plan; and

(ii)	to grant Award to participants who are foreign nationals or employed outside Israel, on such terms and conditions different from those specified in the Plan, as may, in the discretion of the Administrator, be necessary or desirable to further the purpose of the Plan.

(B)	to interpret the provisions of the Plan and to take all actions resulting therefrom.

(C)	to amend any of the terms of the Plan;

5.2	Limitations.

Notwithstanding the provisions of Section 5.1 above, no interpretations, determinations or actions of the Administrator shall contradict the provisions of applicable Law, and no waiver or amendment with respect to the Plan shall have a material adverse effect on any Participant’s rights in connection with any Granted Awards under the Plan without receiving the consent of such Participant.

Any decisions made pursuant to this Plan and any use of discretion under the Plan shall be at all times subject to the full and complete compliance with the requirements of the Law and the Articles of Association of the Company and any other regulations which may apply to the Company or the Board (including any “compensation policy” adopted by the Company) when taking action under the Plan.

5.3	Eligibility for Awards.

(A)	The Administrator may grant Awards under this Plan to any employee, officer, director, or Consultant of the Company and its Affiliates.

(B)	Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Affiliates operate or has employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which individuals, if any, outside Israel are eligible to participate in the Plan; (ii) modify the terms and conditions of any Award granted to individuals outside Israel to comply with applicable foreign laws; (iii) establish addendums and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such addendums and/or modifications shall be attached to the Plan as appendices); and (iv) take any action, before or after an Award is granted, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

6.	Grant of Awards

6.1	Conditions for Allocation and grant of Awards.

Awards may be Allocated and/or Granted (as the case may be) at any time after:

(A)	the Plan, the Allocation, and the Grant, has been approved by the necessary corporate bodies of the Company; and

(B)	30 days after a request for approval of the Plan has been submitted for approval to the Israeli Income Tax Authorities (“ITA”) pursuant to the requirements of the Tax Ordinance; and

(C)	all other approvals, consents, or requirements necessary by Law have been received or met.

6.2	[Reserved]

6.3 Award Letters. Any grant of Award to a Participant shall be made in a form of an Award Letter and shall include a copy of the Plan. The receipt by a Participant of such Award Letter shall be deemed a consent by such Participant that the Award is subject to all the terms and conditions of the Award Letter and the Plan.

6.4 Material Breach. In an event of a material breach by a Participant of the terms of the Plan or the Award Letter provided to him or her, or the applicable engagement agreement with such Participant, and without derogating any of the remedies available to the Company under any applicable law, the Company may, at its sole discretion, after sending a written notice to such Participant, forfeit the right of the Participant to some or all the Awards granted to such Participant.

7.	Exercise / Settlement of Awards

7.1	Exercise Price.

The Exercise Price for Granted Awards, if applicable, shall be determined by the Administrator. The Exercise Price, if applicable, shall be set forth in the Award Letter; provided however that:

(A)	Each Restricted Share Agreement shall state an amount of Exercise Price to be paid by the Participant, if any, in consideration for the issuance of the Restricted Shares and the terms of payment thereof, which may include, payment in cash or, subject to the Board’s approval, by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Board.

(B)	No payment of Exercise Price shall be required as consideration for RSUs, unless included in the Award Agreement or as required by applicable Law (including, Section 304 of the Companies Law, 1999, as amended), as further prescribed in Section 28 hereinbelow.

7.2	Vesting Schedule.

7.2.1	Options.

Unless otherwise determined by the Administrator, Options that are granted on a certain date shall, subject to continued employment with or service to the Company or Affiliate by the Participant, become vested and exercisable, or free from vesting restrictions, as applicable, in accordance with the following vesting schedule:

(A)	25% of the Options shall vest on the first anniversary of the applicable Date of Grant, as determined by the Administrator (the “First Anniversary”).

(B)	Additional 6.25% of the Options shall vest on each subsequent quarter following the First Anniversary over a period of 3 years.

(C)	In accordance with the above, subject to continued employment with or service to the Company or Affiliate by the Participant, Options shall become fully vested by the fourth anniversary of the applicable Date of Grant.

7.2.2	Restricted Shares.

Restricted Shares shall be subject to such restrictions as set forth under Section 27(b) and/or any additional restrictions determined by the Administrator (the “Restrictions”), during the respective Restriction Period.

Unless otherwise determined by the Administrator, the Restriction Period shall be as follows:

(A)	25% of the Restricted Shares shall be released from the Restrictions at the lapse of the First Anniversary.

(B)	Additional 6.25% of the Restricted Shares shall be released from the Restrictions each subsequent quarter following the First Anniversary over a period of 3 years.

(C)	In accordance with the above, subject to continued employment with or service to the Company or Affiliate by the Participant, Restricted Shares shall become fully released from the Restrictions by the fourth anniversary of the applicable Date of Grant (provided that nothing herein shall be deemed to release Participant from any mandatory lockup and/or restriction on resale thereof).

7.3	Minimum Exercise.

No exercise of Options by any Participant shall be for a quantity of less than 10% of the Granted Options or such other minimum sum determined by the Administrator. An Award may not be exercised for fractional shares. The exercise of a portion of the Granted Award shall not cause the expiration, termination or cancellation of the remaining unexercised Awards held by the Trustee on behalf of the Participant.

7.4	Manner of Exercise.

The issuance of Underlying Shares shall occur as soon as practicable after a Notice of Exercise is received by the Company, but only after the Exercise Price was paid in full and the any tax, if applicable, was paid to the full satisfaction of the Company or the Trustee, subject to compliance with applicable Law. The notice shall specify the number of Shares with respect to which the Award is being exercised.

An Award, may be exercised by and upon the fulfillment of the following:

(A)	Notice of Exercise. The signing by the Participant, and delivery to both the Company (at its principal office) and the Trustee (if the Award are held by a Trustee), of an exercise notice form as prescribed by the Administrator, including but not limited to: (i) the identity of the Participant, (ii) the number of Awards to be exercised, and (iii) the Exercise Price to be paid (the “Notice of Exercise”).

(B)	Exercise Price. The payment by the Participant to the Company, in such manner as shall be determined by the Administrator, of the Exercise Price with respect to all the Awards exercised, as set forth in the Notice of Exercise.

(C)	Allocation of Shares. Upon the delivery of a duly signed Notice of Exercise and the payment to the Company of the Exercise Price (and any applicable tax) with respect to all the Awards specified therein, and subject to the receipt of all required approvals including the approvals of any Stock Exchange, the Company shall issue the Underlying Shares to the Trustee (according to the applicable Holding Period) or to the Participant, as applicable.

(D)	Expenses. All costs and expenses including broker fees and bank commissions, derived from the exercise of Awards or Underlying Shares, shall be borne solely on the Participant.

(E)	Restricted Share Units. Settlement of vested RSUs shall be made in accordance with the provisions of Section 28(C).

9.	Term of the Awards

Unless earlier terminated pursuant to the provisions of this Plan, all granted but unexercised Award shall expire and cease to be exercisable at 5:00 p.m. Israel time on the 10th anniversary of the Date of Grant of such Award.

At any time prior to the expiration of any Granted (but unexercised) Award, a Participant may waive his rights to such Award by a written notice to the Company’s principal office. Such notice shall specify the number of Award Granted, which the Participant waives, and shall be signed by the Participant.

10.	Termination

10.1	Termination of Engagement.

If a Participant ceases to be an employee, director, officer or Consultant of the Company or an Affiliate for any reason (“Termination of Engagement”) other than death, Retirement, Disability, pursuant to Section 10.5 herein, or Cause (whereby in case of Cause, the provisions of Section 10.2 shall apply) , then any vested but unexercised Awards on the date of Termination of Engagement (as shall be determined by the Company or an Affiliate, in its sole discretion), Allocated on the Participant’s behalf may be exercised, if not previously expired, not later than the earlier of (i) 90 days after the date of Termination of Service; or (ii) the Term of the Award.

With respect to any Shares deemed issued upon vesting of Awards, or, Restricted Shares issued but unvested (including other Shares or securities issued or distributed with respect thereto), as applicable, whether held by the Participant or by the Trustee for the Participant’s benefit, any such Shares not yet vested by the Termination of Engagement shall be deemed to be irrevocably offered for sale to the Company, any of its Affiliates or any person designated by the Company to purchase, at the Company’s election and subject to applicable Law, either for no consideration, for the par value of such Shares (if shares bear a par value) or against payment of the Exercise Price previously received by the Company for such Shares upon their issuance, as the Board deems fit, upon written notice to the Participant at any time after the Participant’s Termination of Engagement. Such Shares or other securities shall be sold and transferred within 30 days from the date of the Company’s notice of its election to exercise its right. If the Participant fails to transfer such Shares or other securities to the Company, the Company, at the decision of the Board, shall be entitled to forfeit or repurchase such Shares and to authorize any person to execute on behalf of the Participant any document necessary to effect such transfer, whether or not the share certificates are surrendered. The Company shall have the right and authority to affect the above either by: (i) repurchasing all of such Shares or other securities held by the Participant or by the Trustee for the benefit of the Participant, or designate any other person who shall have the right and authority to purchase all of Such Shares or other securities, for the Exercise Price paid for such Shares, the par value of such Shares (if shares bear a par value) or for no payment or consideration whatsoever, as the Board deems fit; (ii) forfeiting all such Shares or other securities; (iii) redeeming all such Shares or other securities, for the Exercise Price paid for such Shares, the par value of such Shares (if shares bear a par value) or for no payment or consideration whatsoever, as the Board deems fit; (iv) taking action in order to have such Shares or other securities converted into deferred shares entitling their holder only to their par value (if shares bear a par value) upon liquidation of the Company; or (v) taking any other action which may be required in order to achieve similar results; all as shall be determined by the Board, at its sole and absolute discretion, and the Participant is deemed to irrevocably empower the Company or any person which may be designated by it to take any action by, in the name of or on behalf of the Participant to comply with and give effect to such actions (including, voting such shares, filling in, signing and delivering share transfer deeds, etc.).

All other Awards granted for the benefit of Participant shall expire or be forfeited in accordance with the provisions of this Plan upon the date of Termination of Engagement.

10.2	Termination for Cause.

In the event of Termination of Engagement of a Participant for Cause, then (A) the Participant’s right to exercise any unexercised Award, granted to such Participant, whether vested or not on the date of Termination of Engagement, shall cease as of such date of Termination of Engagement, and the Awards shall thereupon expire and (B) any unvested Granted Awards shall be forfeited in accordance with the provisions of this Plan (which shall apply, mutatis-mutandis, where applicable) on the day the Participant is notified of his dismissal or on such earlier date as the Administrator may determine.

If subsequent to the Participant’s Termination of Engagement, but prior to the exercise of Awards granted to such Participant, the Administrator determines that either prior or subsequent to the Participant’s Termination of Engagement, the Participant engaged in conduct which would constitute Cause, then the Participant’s right to exercise the Awards granted to such Participant shall immediately cease upon such determination and the Awards shall thereupon expire. The determination by the Administrator as to the occurrence of Cause shall be final and conclusive for all purposes of this Plan.

10.3	Termination by Reason of Death, Retirement, or Disability.

(A)	Death. If Termination of Engagement is by reason of death of the Participant, than (A) his/her estate, personal representative or beneficiaries, may exercise the Participant’s Awards, to the extent it was vested within the 60th day after the Participant’s death, at any time but not later than the first to occur of: (i) one (1) year following Participant’s death; or (ii) the end of the Term of the Awards and (B) any rights upon vested Shares shall be delivered to Participant’s estate, personal representative or beneficiaries but only to the extent it was vested within the 60th day after employment terminates.

All other Granted Awards for the benefit of a Participant and which have not vested within 60 days after the date of Death, shall expire or be forfeited in accordance with the provisions of this Plan upon the date of Death.

(B)	Disability and Retirement. If Termination of Engagement is by reason of Retirement or Disability of the Participant, the Participant than (A) may exercise any portion of the Awards which have vested within 90 days after the date of Retirement or Disability, at any time but not later than the first to occur of: (i) one (1) year after the date of Retirement or Disability, as the case may be; or (ii) the end of the Term of the Awards and (B) shall be entitled to any rights upon vested Shares to be delivered to Participant’s estate, personal representative or beneficiaries but only to the extent it was vested within the 60th day after employment terminates.

All other Granted Awards for the benefit of a Participant and which have not vested within 60 days after the date of Disability or Retirement, as the case may be, shall expire or be forfeited in accordance with the provisions of this Plan upon the date of Retirement or Disability, as applicable.

10.4	Exceptions.

In special circumstances, pertaining to the Termination of Engagement of a certain Participant, the Administrator may in its discretion subject to the receipt of any approval required under Law decide to extend any of the periods stated above in Sections 10.1-10.3.

10.5	Transfer of Employment or Service.

A Participant’s right to Awards that were granted to him or her under this Plan, or the exercise thereof , shall not be terminated or expire or forfeited solely as a result of the fact that the Participant’s employment or service as an employee, officer or director changes from the Company to an Affiliate or vice versa or if the status of engagement changes. The transfer of a Participant from a status of an employee, officer, or director to a status of a Consultant or from a status of a Consultant to a status of an employee, officer, or director, shall not be deemed a Termination of Engagement for purposes hereof, unless otherwise determined by the Administrator. Any and all tax consequence of such a transfer or change, if any, shall be solely borne by the Participant.

11.	Awards and Tax Provisions

All Awards granted to Qualified Participants or Non-Qualified Participants under this Plan shall be Granted in accordance with one of the Tax Provisions as follows:

•	The Company may Grant Awards to Qualified Participants in accordance with the provisions of Section 102 and the Rules;

•	The Company may grant Awards to Non-Qualified Participants in accordance with the provisions of Section 3(i).

Awards granted to other Participants shall, at the discretion of the Administrator, be governed by Section 3(i), or, if applicable, by the provisions of the respective addendum or appendices adopted, if adopted, by the Board.

11.1	Tax Provision Selection.

The Company shall elect under which Tax Provision each Award is Granted in accordance with any applicable Law and its sole discretion – e.g. the Company shall elect if to Grant Awards to Israeli Participants under one of the three Section 102 Tax Tracks (subject to section 102(g) of the Tax Ordinance), or with respect to Awards under the provisions of Section 3(i). The Company shall notify each Participant in the Award Letter, under which Tax Provision the Awards is granted and under which Section 102 Tax Track, each Award is Granted.

11.2	Section 102 Trustee Tax Tracks.

If the Company elects to Grant Awards to Qualified Participants through (i) the Capital Gains Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102, the Company shall appoint a Trustee who will hold in trust on behalf of each Qualified Participant the Allocated Awards and the Underlying Shares issued upon exercise or vesting of such Awards in trust on behalf of each Qualified Participant.

The Holding Period for the Awards will be as follows:

(A)	The Capital Gains Tax Track Through a Trustee: if the Company elects to Allocate the Awards according to the provisions of this track, then the Holding Period will be: 24 months from the Date of Grant; or such period as may be determined in any amendment of Section 102.

(B)	Income Tax Track Through a Trustee: if the Company elects to Allocate Awards according to the provisions of this track, then the Holding Period will be 12 months from the Date of Grant; or such period as may be determined in any amendment of Section 102.

Subject to Section 102 and the applicable Tax rules provisions, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of the Granted Award or Underlying Shares before the end of the applicable Holding Period. If a Participant sells or removes the Granted Award or the Underlying Shares from the Trustee before the end of the applicable Holding Period (“Breach”), the Participant shall pay all applicable taxes imposed due such Breach, including without limitations by Clause 7 of Section 102.

Unless otherwise stated in this Plan, and subject, if applicable, to the rules of Section 102, in the event of a distribution of rights, including an issuance of bonus shares, in connection with Granted Awards originally allocated (the “Additional Rights”), all such Additional Rights shall be allocated and/or issued to the Trustee for the benefit of Participants, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Granted Awards, as applicable, originally Allocated. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

11.3	Income Tax Track Without a Trustee.

If the Company elects to Grant Awards to Qualified Participants according to the provisions of this track, then the Awards will not be subject to a Holding Period. However, upon exercise of Awards under this Tax Track, the Trustee shall hold such Underlying Shares for the benefit of the Qualified Participant in accordance with the provisions of this Plan.

11.4	Concurrent Conditions.

The Holding Period, if any, is in addition to the vesting period as specified in Section 7.2 of the Plan (or in the Award Letter). The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent terms and conditions for Granted Awards.

11.5	Trust Agreement.

The terms and conditions applicable to the trust relating to the Tax Track selected by the Company, as appropriate, shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

12.	Term of Shares Held In Trust

No Shares issued by the Company to the Trustee, nor Underlying Shares issued upon exercise of Awards, shall be held by the Trustee on behalf of the Participant for a period longer than ten (10) years after the end of the Term of the Award. The Administrator shall instruct the Trustee as to the transfer of these Shares.

13.	Rights as a Shareholder

13.1 General. Unless otherwise specified in the Plan, a Participant shall not have any rights as a shareholder with respect to Shares issued under this Plan, until such time as the Shares shall be registered in the name of the Participant in the Company’s register of shareholders.

13.2 Voting Rights. The Company may (but is under no obligation), at any time, as a condition to the grant and/or Exercise of an Award, to require that the Underlying Shares and Granted Shares issued to a Participant (or to the Trustee, if for the benefit of a Participant, if applicable), shall be voted by a voting proxy in the form provided by Company, which vote shall be assigned to the Company’s Chief Executive Officer or any other representative who shall be appointed by the Company’s Board of Directors as a representative (the “Representative”).

(A)	The Company’s Board of Directors may, at its discretion, replace the Representative from time to time.

(B)	Shares subject to proxy shall be voted by the Representative on any issue or resolution brought before the shareholders of the Company in the same proportion as the vote of the other outstanding Shares of the Company (i.e. if 80% of the other outstanding Shares of the Company will be voted in favor of certain resolution, and 20% will be voted against, the Shares subject to proxy will be voted in the same manner).

(C)	Each Participant, upon execution of the said proxy specified above, undertakes to hold the Representative harmless from any and all claims related or connected to said proxy.

(D)	Participant understands and agrees that Company shall have the sole discretion of whether or not to require a Participant to deliver the foregoing proxy and is not obligation to require or otherwise waive the proxy requirement with respect to any or a group of Participants.

13.3 Dividend. Unless otherwise specified in the Plan, the Participants shall be entitled to receive any cash dividend paid to the shareholders of the Company with respect to Underlying Shares (including Restricted Shares) issued to them under this Plan. Payments of such dividend to the Participants shall be subject to any required tax being withheld or otherwise deducted by the Trustee or the Company, as agreed between the Company and the Trustee. In case of distribution of a cash dividend, subject always the Section 102 Rules (if applicable) so long as Shares deposited with the Trustee on behalf of a Participant are held in trust, the Company shall transfer to the Trustee the amount of dividend resulting from the Underlying Shares held by the Trustee for the benefit of Participants in accordance with the provisions of this Plan. The Trustee shall deduct all applicable taxes from the dividend amount and transfer the remaining dividend amount to such Participants.

14.	No Special Engagement Rights

Nothing contained in this Plan shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or Affiliate or to interfere in any way with the right of the Company or Affiliate, to terminate such employment or service or to increase or decrease the compensation of a Participant. The Options, Granted Awards and any Underlying Shares are extraordinary, one-time benefits granted to the Participants and are not and shall not be deemed a salary component for any purpose whatsoever, including, in connection with calculating severance compensation under any applicable law.

No Participant shall have any claim or demand with respect to any of the Awards, except according to the specific terms of the Award Letter provided to him or her by the Company.

15.	Restrictions on Sale of Awards

15.1 Options. Options may not be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of, except by will or the laws of descent.

15.2 Other Awards. Subject to the applicable terms of the Plan, unless otherwise determined by the Administrator, Awards may not be sold assigned, transferred, pledged, hypothecated, or otherwise disposed of, except as stated below in this Section 15. Any disposition of Awards carried out by Participants in contrary to the provisions hereinbelow without the Administrator’s prior written approval, shall be null and void. No transfer of Awards shall be effective unless is made in compliance with the Articles of Association of the Company (as may be amended from time to time), including, without derogating from the generality of the above, the required approval of any transfer of Shares by the Board, right of first refusal, right of co-sale, and the right of bring along, all - to the extent exist under the Articles of Association of the Company. Without derogating from the aforesaid, all Underlying Shares shall be subject to restrictions set forth in any agreement (or other similar instrument) applicable to all or substantially all of the shareholders of the Company.

15.2 Restricted Shares. As stated in section 27 below.

15.4 Restricted Share units. As stated in section 28 below.

15.3 Acceleration Provision. The Administrator, in its sole discretion, but subject to the receipt of any approvals required under Law, may decide to add a provision in certain Award Letters, according to which in case of a Merger, all or some of the unvested Awards, shall automatically accelerate.

15.4 Lock Up. Notwithstanding the Holding Period, if the Company engages in a financing transaction, or conducts a public offering, at the request of the investors in such transaction or underwriters, as the case may be, the Administrator may determine that the Shares and the Underlying Shares issued pursuant to the exercise of Granted Awards may be subject to a lock-up period of up to 180 days, or such longer period of time as may be recommended by the Board, during which time Participants shall not be allowed to sell Shares. As a condition for the grant of Awards and issuance of Underlying Shares thereunder, each Participant shall execute such other documents and/or agreement as shall be determined by the Administrator in its sole discretion.

15.5 Organizational Documents. As a condition for the grant of Awards and issuance of Underlying Shares thereunder, each Participant shall acknowledge the terms and provisions of the corporate documents of the Company, including organizational documents, as amended from time to time, and all other agreements among the shareholders of the Company which are applicable to the holders of ordinary shares and shall agree to be bound by their terms with respect to any restriction applicable to the ordinary shares of the Company (including without limitation, any right of first refusal, co-sale and bring along provisions, as applicable), provided however that in the event of a conflict between such documents and this Plan, the terms of the this Plan shall prevail.

16.	Tax Matters

In respect of grants to Israeli Participants, this Plan shall be governed by, and shall conform with and be interpreted to comply with, the requirements of Section 102 and any written approval from the Israeli Tax Authorities. All tax consequences under any applicable law (other than stamp duty) which may arise from the grant or allocation or vesting of Granted Awards, from the exercise of Granted Awards or from the holding or sale of Shares and/or Underlying Shares (or other securities issued under the Plan) by or on behalf of the Participant, shall be borne solely on the Participant. The Participant shall indemnify the Company and/or Affiliate and /or the Trustee, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest, or indexing.

If the Company elects to allocate Awards according to the provisions of the Income Tax Track Without a Trustee (Section 11.3 of this Plan), and if prior to the exercise of any and/or all of these Awards or sale of such Shares, such Participant ceases to be an employee, director, officer or Consultant of the Company or Affiliate, the Participant shall deposit with the Company a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the exercise of such Awards and/or sale of Shares, as the case may be.

It is clarified that if any grants made under the trustee routes of Section 102 do not comply with the requirement of such tax route, the grant shall be considered subject to the non-trustee route under Section 102, or Section 3(i) or Section 2 of the Ordinance, as applicable. The Company provides no guarantee as to the tax classification of any grant approved under this Plan.

17.	Withholding Taxes

Whenever an amount with respect to withholding tax relating to Awards granted to a Participant and/or Underlying Shares issued upon the exercise thereof is due from the Participant and/or the Company and/or an Affiliate, the Company and/or an Affiliate and/or the Trustee shall have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Award and the sale of Shares, or transferred thereafter, the Company and/or an Affiliate and/or the Trustee shall have the right to require the Participant to remit to the Company and/or to the Affiliate, or to the Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount is not timely remitted, the Company and/or the Affiliate and/or the Trustee shall have the right to withhold or set-off (subject to Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts.

Until all taxes have been paid in accordance with all Tax rules to Company’s satisfaction, Awards and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Granted Awards and/or Underlying Shares may be validly transferred, subject to the provisions of Section 10.3 of the Plan, in accordance with Section 19 below, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

18.	No Transfer of Awards

The Trustee shall not transfer Awards to any third party, including a Participant, except in accordance with instructions received from the Administrator.

19.	Transfer of Rights Upon Death

Subject further to any additional requirements and limitations specified in the Plan, no transfer of any Award or Underlying Share issued upon the exercise thereof by will or by the laws of descent shall be effective to bind the Company unless the Company shall have been furnished with the following signed and notarized documents:

(A)	A written request for such transfer and a copy of the legal documents creating and confirming the right of the person acting with respect to the Participant’s estate and of the transferee;

(B)	A written consent by the transferee to pay any amounts in connection with the Granted Award and Underlying Shares any payment due according to the provisions of the Plan and otherwise abide by all the terms of the Plan; and

(C)	any such other evidence as the Administrator may deem necessary to establish the right to the transfer of the Granted Award or Underlying Share issued upon the exercise thereof and the validity of the transfer.

20.	No Right of Others to Grant of Awards

Subject to the provisions of the Plan, no person other than the Participant shall have any right with respect to any Grant of Award to the Participants under the Plan.

21.	Expenses and Receipts

Except as specifically referred to in this Plan, the expenses incurred in connection with the administration and implementation of the Plan (including any applicable stamp duty) shall be borne by the Company, excluding any fees associated with the exercise of Awards or the sale of any Underlying Shares which shall be borne solely by the Participants. Any proceeds received by the Company in connection with the Allocation of Shares or exercise of any Awards may be used for general corporate purposes.

22.	Required Approvals

The Plan is subject to the receipt of all approvals required under the Tax Ordinance, and the Law.

23.	Applicable Law

This Plan and all documents delivered or executed by the Company or Affiliate in connection herewith shall be governed by, and construed and administered, in accordance with the Law and Tax Ordinance.

24.	Treatment of Participants

There is no obligation for uniformity of treatment of Participants.

25.	No Conflicts

In the event of any conflict between the terms of the Plan and the Award Letter, the Plan shall prevail, unless the Award Letter stated specifically that the conflicting provision in the Award Letter shall prevail.

26.	Participant Undertakings

By entering into this Plan, the Participant shall (1) agree and acknowledge that he or she have received and read the Plan and the Award Letter; (2) undertake all the provisions set forth in: Section 3(i) or Section 102 as applicable (including provisions regarding the applicable Tax Track that the Company has selected), the Plan, the Award Letter and the Trust Agreement (if applicable); and (3) if the Awards are granted under Section 102, the Israeli Participant shall undertake that subject to the provisions of Section 102 and the Rules, he or she shall not to sell or release the Shares or Underlying Shares from trust before the end of the Holding Period (if any).

27.	Restricted shares

The Board may award Restricted Shares to any Participant, including under Section 102. Each Award of Restricted Shares under this Plan shall be evidenced by an applicable Award Letter, in such form as the Board shall from time to time approve. The Restricted Shares shall be subject to all applicable terms of this Plan, which in the case of Restricted Shares granted under Section 102 shall include Section 11 herein (Awards and Tax Provisions) and may be subject to any other terms that are not inconsistent with this Plan. The provisions of the various Restricted Shares Award Letters under this Plan need not be identical. The Restricted Share Award Letters shall comply with and be subject to the Plan unless otherwise specifically provided in such Award Letter and not inconsistent with this Plan, or applicable Law:

(a)	Purchase Price. Each Restricted Share Award Letter shall state an amount of Exercise Price to be paid by the Participant, if any, in consideration for the issuance of the Restricted Shares and the terms of payment thereof, which may include, payment in cash or by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Board.

(b)	Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such Restricted Shares shall have vested (the period from the date on which the Award is granted until the date of vesting of the Restricted Share thereunder being referred to herein as the “Restricted Period”). The Board may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate, including the satisfaction of performance criteria. Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Administrator or pursuant to the provisions of any Company policy required under mandatory provisions of applicable Law. Certificates for shares issued pursuant to Restricted Share Awards shall bear an appropriate legend referring to such restrictions, if applicable, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect. Such certificates may, if so determined by the Board, be held in escrow by an escrow agent appointed by the Board, or, if a Restricted Share Award is made pursuant to Section 102, by the Trustee. In determining the Restricted Period of an Award, the Board may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award. To the extent required by the Ordinance, the Restricted Shares issued pursuant to Section 102 shall be issued to the Trustee in accordance with the provisions of the Ordinance and the Restricted Shares shall be held for the benefit of the Participant for such period as may be required by the Ordinance.

(c)	Forfeiture; Repurchase. Subject to such exceptions as may be determined by the Board, if the Participant’s continuous employment with or service to the Company or any Affiliate thereof shall terminate for any reason prior to the expiration of the Restricted Period of an Award or prior to the timely payment in full of the Exercise Price of any Restricted Shares, any Shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in this Plan, subject to applicable Laws and the Participant shall have no further rights with respect to such Restricted Shares.

(d)	Ownership. During the Restricted Period the Participant shall possess all incidents of ownership of such Restricted Shares, subject to Section 13 (Rights as a Shareholder) and Section 27(b) herein (Restricted Shares - Restrictions), including the right to vote and receive dividends with respect to such Shares. All securities, if any, received by a Participant with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

28.	Restricted Share Units

Restricted Share Units, or RSU, is an Award covering a number of Shares that is settled, if vested and (if applicable) exercised, by issuance of those Shares. An RSU may be awarded to any Participant, including under Section 102, provided that, to the extent required by applicable Law, a specific ruling is obtained from the Israeli Income Tax Authority to grant RSUs as 102 Trustee Awards. Award Letter relating to the grant of RSUs under this Plan, shall be in such form as the Board shall from time to time approve. The RSUs shall be subject to all applicable terms of this Plan, mutatis mutandis, which in the case of RSUs granted under Section 102 shall include Section 11 herein (Awards and Tax Provisions) and may be subject to any other terms that are not inconsistent with this Plan. The provisions of the various Award Letters need not be identical. RSUs may be granted in consideration of a reduction in the Participant’s other compensation.

(a)	Exercise Price. No payment of Exercise Price shall be required as consideration for RSUs, unless included in the Award Letter or as required by applicable Law.

(b)	Shareholders’ Rights. The Participant shall not possess or own any ownership rights in the Shares underlying the RSUs and no rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Participant.

(c)	Vesting of RSUs. Shares shall be issued to or for the benefit of Participant promptly following each vesting date determined by the Administrator, provided that Participant is still engaged by the Company on the applicable vesting date. After each such vesting date the Company shall promptly cause to be issued, for the benefit of Participant, Shares with respect to RSUs that became vested on such vesting date. It is clarified that no Shares shall be issued pursuant to the RSUs to Participant until the vesting criteria determined by the Administrator is met.

(d)	Settlements of Awards. Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Participant of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after settlement as determined by the Board. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until the grant of RSUs is settled, the number of Shares underlying such RSUs shall be subject to adjustment pursuant hereto, mutatis mutandis.

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